ANGLO AMERICAN

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Mail Processing Section

FEB 2 1 2008

Washington, DC
101

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

08000964

11 February, 2008

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 28 December 2007 – 12 February 2008

Director/PDMR interests

- SIP – 9 Jan & Feb 08
- NEDs' interests 7 Jan 08

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

Other

- Final dividend dates 11 Jan 08
- Total voting rights – 31 Jan 08
- De Beers SA results 2007
- Anglo Platinum results 2007

For and on behalf of Anglo Ameri can plc

Yours faithfully

C Marshall

Companies Secretary

Encs

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 11 February 2008, an independent company purchased 88,772 ordinary shares of the Company at prices between £29.01 and £29.53 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,374,962 ordinary shares, representing 8.35 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 February 2008

ANGLO AMERICAN

News Release

11 February 2008

Anglo American plc notification: Anglo Platinum annual results 2007

Anglo American wishes to draw attention to Anglo Platinum Limited's announcement of its results for the year ended 31 December 2007.

Anglo American will report underlying earnings in respect of Platinum of US$1,299 million for the year ended 31 December 2007, which takes into account certain adjustments.

Anglo Platinum Limited	**$m**
IFRS headline earnings (US dollar equivalent of published)	1,748
Exploration	36
Exchange rate difference	4
Other adjustments	(10)
	1,778
Minority interest	(443)
Depreciation on assets fair valued on acquisition (net of tax)	(36)
Contribution to Anglo American plc underlying earnings	**1,299**

Anglo American will report results for the year ended 31 December 2007 on 20 February 2008. The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 8 February 2008, an independent company purchased 260,176 ordinary shares of the Company at prices between £28.75 and £29.57 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,286,190 ordinary shares, representing 8.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 February 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Thursday 7 February 2008:

1. 6,909 Shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £29.00 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	5 shares
C B Carroll	(director)	4 shares
R J King	(PDMR)	5 shares
R Médori	(director)	5 shares
D Weston	(PDMR)	4 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 February 2008

Press Release

ANGLO AMERICAN plc

Proposed Final Dividend Dates
(Dividend no 18)

Please note that the dates in respect of the final dividend for the year to 31 December 2007 are currently scheduled as follows:

	2008
Announcement date (including Rand currency conversion rate)	Wednesday 20 February
Last day to effect removals between the UK & SA Registers	Tuesday 19 February
Last date to trade on the JSE to qualify for dividend:	Friday 7 March
Ex-dividend JSE:	Monday 10 March
Ex-dividend LSE:	Wednesday 12 March
Record date (UK & SA Registers):	Friday 14 March
US$:£/€ currency conversion Announced:	Tuesday 18 March
Removals between the UK & SA registers permissible from	Tuesday 18 March
Last day for receipt of DRIP Mandates by CSDPs:	Tuesday 8 April
Last day for receipt of DRIP Mandates by the UK & SA Registrars:	Thursday 10 April
Dividend warrants mailed:	Tuesday 29 April
Payment date:	Wednesday 30 April

Note: the final dividend is subject to the approval of shareholders at the Annual General Meeting scheduled for Tuesday 15 April 2008

Any changes to the abovementioned dates will be notified.

N Jordan
Company Secretary

11 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 10 January 2008, an independent company purchased 110,251 ordinary shares of the Company at prices between £28.05 and £29.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,013,094 ordinary shares, representing 8.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 9 January 2008, an independent company purchased 128,824 ordinary shares of the Company at prices between £28.62 and £30.20 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,902,843 ordinary shares, representing 8.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
10 January 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Tuesday 8 January 2008:

1. 6,908 Shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £29.66 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 shares
C B Carroll	(director)	5 shares
R J King	(PDMR)	4 shares
R Médori	(director)	4 shares
D Weston	(PDMR)	5 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 8 January 2008, an independent company purchased 98,695 ordinary shares of the Company at prices between £29.23 and £29.75 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,774,019 ordinary shares, representing 8.08 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 7 January 2008, an independent company purchased 100,418 ordinary shares of the Company at prices between £29.40 and £30.21 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,675,324 ordinary shares, representing 8.07 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 January 2008

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 7 January 2008 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.54945 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	246	30.271
Sir Mark Moody-Stuart	443	30.271
F T M Phaswana	430	30.271
P Woicke	380	30.271
M A Ramphele	165	30.271

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October 2007 – 31 December 2007.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 1,664 ordinary shares of US$0.54945 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,322,130,043 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
7 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 4 January 2008, an independent company purchased 97,116 ordinary shares of the Company at prices between £30.47 and £31.81 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,574,906 ordinary shares, representing 8.06 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 3 January 2008, an independent company purchased 81,778 ordinary shares of the Company at prices between £30.14 and £30.94 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,477,790 ordinary shares, representing 8.05 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
4 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 31 December 2007, an independent company purchased 30,060 ordinary shares of the Company at prices between £30.38 and £30.90 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,356,408 ordinary shares, representing 8.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
2 January 2008

ANGLO AMERICAN

News Release

8 February 2008

Anglo American plc notification: De Beers Société Anonyme results 2007

De Beers Société Anonyme ("DBSA") today reported underlying earnings for the year ended 31 December 2007 of US$483 million.

Anglo American plc ("AA plc") arrives at its underlying earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds. AA plc will therefore report underlying earnings of US$239 million for the year ended 31 December 2007 from its investment in De Beers, as reconciled in the table below:

US$ million	Year ended 31.12.2007
• De Beers underlying earnings (100%)	483
• Difference in IAS 19 accounting policy	13
• De Beers underlying earnings – AA plc basis (100%)	496
• AA plc's 45% ordinary share interest	223
• Income from preference shares	16
• AA plc underlying earnings	239

In the year ended 31 December 2007, AA plc received a total of US$59 million in distributions from De Beers, consisting of a US$23 million final dividend on ordinary shares relating to FY 2006, a US$18m interim dividend on ordinary shares relating to FY 2007, US$9 million dividends representing the second payment on preference shares for 2006 and a further interim dividend of US$9 million on preference shares for 2007.

On 31 December 2007, DBSA redeemed 25% of the preference shares in issue, taking the total redemption to 81% of the original issue, and on that date AA plc received US$44 million, representing 6% of its original US$701 million preference share interest. AA plc now holds US$131 million of preference shares in DBSA.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items are those items of financial performance which are material by nature or amount and should therefore be separately presented. These principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include (i) adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge and (ii) foreign currency gains and losses arising on the retranslation of dollar denominated De Beers preference shares held by a rand functional currency subsidiary of the Group.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985 Registered Number 3564138

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Friday, 8 February 2008

RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2007
DIRECTORS' COMMENT

As underlying earnings rise, De Beers shapes its future

Underlying earnings increased 14 percent to US$483 million (2006 US$425 million) while EBITDA remained steady as effective cost management at the Group's African mining operations offset the impact of slightly lower sales which were constrained by supply to the Diamond Trading Company (DTC).

Reflecting strong confidence in the long-term fundamentals of the diamond market, the Group invested US$1.12 billion in expansion capital during the year, principally for construction at the Snap Lake and Victor mines in Canada, the Voorspoed mine and SASA offshore mining vessel in South Africa.

Financial Summary – Full year
US Dollar millions

	2007	2006	% Change
Total sales	**6 836**	7 030	(3)
Underlying earnings	**483**	425	+14
EBITDA	**1 216**	1 232	(1)
Cash available from operating activities	**844**	809	+4
Capital expenditure – expansion	**1 120**	949	+18

2007 Production

- In 2007, De Beers produced 51.1 million carats, maintaining the record production achieved in 2006.
- Debswana, the joint venture between De Beers and the Government of Botswana, remains the Group's major producer contributing 33.6 million carats.
- In South Africa, De Beers Consolidated Mines (DBCM) increased production to 15 million carats, mainly due to improvements made to the diamond recovery process at Venetia mine where carats recovered increased by nine percent.
- Production from off-shore operations in Namibia increased, resulting in Namdeb, the joint venture with the Namibian Government, increasing production by four percent to 2.2 million carats.

Future Production Prospects

The Group has the following projects in the pipeline and an extensive exploration programme:

- Snap Lake in Canada's Northwest Territories started production in late 2007. The mine is currently being commissioned with the achievement of full production expected in 2008. It will then be expected to produce approximately 1.6 million carats annually.
- By mid-2008, Canada's Victor mine is planned to commence production and once fully commissioned, it will produce 600,000 carats of high quality diamonds per year.
- In mid-2007, the mining vessel "*Peace in Africa*" began operations off the South African Atlantic coastline. It is expected to produce approximately 0.2 million carats per annum.
- The Voorspoed mine in the Free State in South Africa is scheduled to commence production in Q4 2008. Voorspoed is expected to produce 0.7 million carats annually.
- Boteti Exploration Company, the joint venture between De Beers, African Diamonds Plc and Wati Ventures, has filed for a mining licence for AK06, a kimberlite in the Orapa region of Botswana. AK06 has an estimated reserve of 11.1 million carats.

- The advanced exploration project at Gahcho Kue, in Canada's Northwest Territories, also moved forward, completing successful winter and summer drill programmes, and has commenced the environmental permitting process.
- During 2007 De Beers committed US$126 million to an extensive exploration programme with significant investment in the Democratic Republic of Congo (DRC) and early and advanced programmes in place, particularly in Angola, Botswana and South Africa. In the DRC and Angola, in particular, the team is focusing on optimising ground holdings in order to move projects into advanced stages as quickly as possible. De Beers identified 45 new kimberlites in 2007, and our 2008 drilling and evaluation programme will focus on these high potential targets.
- In 2008, the Group aims to maintain production capacity at 2007 levels with new production of over 1.5 million carats from the Group's Canadian mines offsetting the impact of the sale of the Group's operations at Cullinan and Kimberley in South Africa.
- DBCM was informed by the South African Department of Minerals and Energy (DME) that it has granted a New Order Mining Right in respect of the Venetia mine on 4 February 2008, to be executed in March. DBCM has already been granted New Order Mining Rights for Voorspoed and Cullinan and conversions for Namaqualand, Kimberley and Finsch mines are being processed by the DME.

Demand

- Demand for rough diamonds from the Diamond Trading Company (DTC) remained healthy throughout the year. Following the weakening in the rough diamond market towards the end of 2006, which led to downward price adjustments, improving market conditions allowed prices to be increased from Q2 2007 onwards.
- Consumer sales of diamond jewellery are likely to have increased by around three percent for the year as a whole. Strong sales growth in China, India and the Middle East were in part offset by a disappointing Christmas season in the US market as American consumers reined in spending amid financial concerns and a worsening economic environment.

Business Restructuring

- De Beers sold its 50 percent stake in Gope Exploration Company (Pty) Ltd to the Gem Diamond Mining Company Ltd for US$17 million.
- The Koffiefontein mine in South Africa was sold to Petra Diamonds Ltd (Petra) in July 2007 for ZAR82 million (US$12 million). Petra also reached agreement with De Beers to purchase the Kimberley Underground Mines.
- In November agreement was reached to sell Cullinan Diamond mine as a going concern to a Petra led BEE consortium with foreign investors for ZAR1.03 billion (US$150 million). In December, DBCM was granted the conversion of the old order mining right for Cullinan and it is expected that the sale will be completed by mid-2008.
- With the significant increase in the values of the Canadian Dollar vs the US Dollar, fuel, labour and capital costs due to construction challenges at Snap Lake, the directors believe that it is prudent to make an impairment against the value of the Group's Canadian assets of US$965 million. The highly experienced Canadian management team is focusing on improving the long-term economics of these operations given the impact of the continuing strength of the Canadian Dollar.
- Namibia Diamond Trading Company (NDTC) and Diamond Trading Company Botswana (DTCB) have been established. The new entities, both 50/50 joint ventures with their respective Governments, will sort and value local diamond production and perform local sales and marketing activities in support of local value addition and the development of sustainable downstream diamond industries in Namibia and Botswana. They will support a total of 27 companies who will purchase diamonds for manufacturing in Botswana and Namibia, resulting in the shift of some De Beers activities from London to southern Africa.
- With the establishment of the State Diamond Trader (SDT) in South Africa, De Beers has made its management, technical expertise and assets available to the DME for three years to facilitate the start up of the SDT. De Beers, like all other South African diamond producers, will be selling up to 10 percent of its production to the SDT.

Investing in independently managed businesses

- During 2007 our independently managed retail joint venture with Louis Vuitton Moet Hennesey (LVMH), De Beers Diamond Jewellers (DBDJ), developed strongly with a 44 percent growth in sales through the wholly-owned retail network and the establishment of new franchise agreements. Eight new stores were opened in 2007 in the US, Japan, Dubai and Korea, bringing the total to 23 stores worldwide. 2008 will see further expansion including among others, new stores in the US, Hong Kong, Russia, the Middle East and a flagship in Tokyo.

- In 2007, Element Six further enhanced its hard material portfolio by successfully completing the acquisition of Barat Carbide in Germany. With this step Element Six acquired significant materials competence in carbide as well as market channels and application know-how in mining, road construction and wear parts. With sales of well above US$100 million, Barat Carbide is a significant addition to the Element Six group resulting in total sales for 2008 of over US$500 million for the combined entities.

Regulatory Compliance

- In the US, preliminary agreement was reached in March 2006 with all of the plaintiffs, which resolved all outstanding class actions in the USA and settlement funds were paid into an escrow account pending conclusion of the settlement process. The matter is proceeding according to the timetable of the Court and De Beers anticipates that a Fairness Hearing will take place during the first half of 2008.

- The Court of First Instance in Luxembourg announced in July 2007 that it had annulled the European Commission's decision to accept commitments offered by De Beers to cease all purchase of rough diamonds from Alrosa from 1 January 2009. De Beers will continue to purchase goods from Alrosa, up to the agreed levels and within the proposed timeframe set out in prior commitments

- The De Beers Report to Stakeholders published details of the Group's performance against a wide range of issues identified by relevant stakeholders covering economics, ethics, employees, communities, and the environment. The Report was given an A+ rating from the GRI (Global Reporting Initiative) and received a prestigious award in the ACCA South Africa Sustainability Reporting Awards. In addition, the United Nations Global Compact (UNGP) found De Beers' Communication on Progress to be of 'outstanding' quality, a further demonstration that De Beers has achieved the highest level of reporting and transparency.

Board Changes

- Julian Ogilvie Thompson and Robin Crawford retired at the end of the February De Beers sa board meeting. We are extremely grateful for their enormous contribution to De Beers over a combined board service period of some 60 years. They will be replaced by Barend Petersen, a director of DBCM and Ponahalo, who will become a member of the Audit and ECoHS committees, and James Teeger, CEO of E Oppenheimer and Son, who will also join the Audit Committee .

Outlook

The outlook for 2008 is tempered by a high level of uncertainty over world market conditions. The economic conditions in the US could continue to impact consumer diamond jewellery sales through the first half particularly at the lower end. Nevertheless, we expect strong demand from China, India and the Middle East to sustain pricing for larger and better quality diamonds.

On production, while the Group has budgeted to produce at similar levels to 2007, energy issues in southern Africa could present operational challenges. Southern African management are focused firstly on accelerating the ongoing energy conservation programmes against which DBCM has been making good progress toward a target of a 15 percent reduction by 2012. In addition, management is putting in place contingency plans that will make the most effective use of the available energy between the different operations. Early indications are that even if the power supply is maintained at 90% levels there will be an impact on the overall group. However below this level the impact on production will be significant and could be in excess of 10 percent. The De Beers Canada management team is fully focused on bringing the two new mines into full production in 2008 and towards making a positive contribution to the Group's cash flow. At the same time, current exchange rates necessitate continued management focus on improving economic returns, including mine planning, overhead costs, diamond pricing, and exploiting additional kimberlites around Victor.

For the Group, this environment will require a continued focus on cost containment on the mines and cost reduction, in general.

Looking beyond 2008, the Group is confident about the diamond market fundamentals. With strong growth in the emerging markets of China, India and Russia, demand growth should exceed growth in new supply with the opportunity for future price growth. In this environment, De Beers continues to focus on transforming itself to ensure it remains the leading company in an increasingly competitive diamond industry. With a market share of around 40 percent, the strategy is focused on finding and developing the new mines of the future, assisting our Government partners in achieving their aspirations for local value addition, finding new efficient ways to operate the global Group and developing innovative marketing initiatives such as De Beers Diamond Jewellers and the FOREVERMARK, to drive demand and create new revenue streams.

De Beers announces results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2007

(Abridged)

	US Dollar millions	
	Year to 31 December 2007	**Year to 31 December 2006**
Diamond sales (Note 1)	**6 422**	6 626
Non diamond sales	**414**	404
Total sales	**6 836**	7 030
Cost of sales	**5 461**	5 598
Gross profit	**1 375**	1 432
Deduct:		
Exploration, research and development	**288**	299
Sorting and marketing	**339**	328
Group technical services and corporate overheads	**408**	386
Operating profit (Note 2)	**340**	419
Add:		
Trade investment and other non-operating income	**608**	605
Income before finance charges and taxation	**948**	1 024
Deduct:		
Net finance charges (Note 3)	**154**	140
Income before taxation	**794**	884
Taxation	**308**	361
Income after taxation	**486**	523
Attributable to outside shareholders in subsidiaries (Note 4)	**92**	74
Own earnings	**394**	449
Share of retained income of joint ventures	**42**	4
Net earnings before special items	**436**	453
Costs/payment in terms of class action settlement agreement (Note 5)	**(10)**	(57)
Impairment in respect of Canadian mining assets (note 6)	**(965)**	
Surplus in respect of exploration interests (Note 7)	**18**	105
Surplus in respect of the sale of 26 percent of DBCM (Note 4)		229
Net earnings	**(521)**	730
Underlying earnings reconciliation (Note 8)		
Net earnings before special items	**436**	453
Adjusted for :		
Surplus on realisation of fixed assets less provisions	**(8)**	(9)
Mine impairment and retrenchment costs	**38**	21
Net gains on non-hedge derivative financial instruments, after taxation and minority interests	**17**	(40)
Underlying earnings	**483**	425
EBITDA	**1 216**	1 232
Ordinary distributions in respect of:		
2006 – Repayment of share premium		473
– Interim		150
– Final		50
2007 – Interim	**39**	
– Final	**100**	

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2007

(Abridged)

	US Dollar millions	
	31 December 2007	31 December 2006
Ordinary shareholders' interests	**3 013**	3 532
Outside shareholders' interests (Note 4)	**379**	302
Total shareholders' interests	**3 392**	3 834
Net interest bearing debt (Notes 3 & 9)	**4 057**	2 944
Other liabilities	**1 653**	1 487
	9 102	8 265
Fixed assets	**7 090**	6 394
Investments and loans	**127**	94
Diamond inventories and other assets	**1 885**	1 777
	9 102	8 265
Exchange rates US$ = Rand		
- average	**7.02**	6.72
- period end	**6.76**	6.99

Cash flow information
for the year ended 31 December 2007

Cash available from operating activities	**844**	809
Investing activities		
Fixed assets – stay-in-business	**383**	245
– expansion	**1 120**	949
Investments (Note 4)	**109**	(442)
	1 612	752
Financing activities		
Preference share capital redeemed	**54**	214
Share premium redeemed		473
Increase in long- and short-term debt	**(858)**	(1 089)
Ordinary distributions	**125**	173
	(679)	(229)

De Beers Société Anonyme

31 December 2007

Notes and Comments

1. *Sales of natural rough diamonds for the year amounted to US$5,920 million (2006: US$6,150 million).*

2. *Following a review of reporting formats, the income statement has been changed such that the previously disclosed "diamond account" has been replaced with the more generally accepted convention of "operating profit". Comparatives have been restated accordingly.*

3. *Preference share capital is included in net interest bearing debt. Preference dividends, amounting to US$21 million (2006: US$32 million) are included in finance charges.*

4. *In April 2006 De Beers concluded a broad based Black Economic Empowerment (BEE) transaction which resulted in 26 percent of De Beers Consolidated Mines Limited being sold to the Ponahalo Consortium for R3.7 billion. This resulted in a profit of US$229 million in the consolidated income statement. As a result of the sale transaction, US$473 million was returned to the shareholders through a repayment of capital. The sale process involved, inter alia, the arrangement of incremental financing of US$640 million in revolving and term facilities and facilitation by De Beers in the form of guarantees amounting to approximately US$130 million.*

5. *Legal costs incurred in respect of the class action settlement agreement amounted to US$10 million.*

   In terms of an amended class action settlement agreement concluded in the prior year, a further US$45 million was paid into escrow in 2006 pending conclusion of the settlement process. Legal costs incurred in 2006 in respect of the settlement amounted to US$12 million.

6. *De Beers has made a provision for impairment in respect of the mines that it is building in Canada. This non-cash valuation adjustment against fixed assets has been necessitated by the strengthening of the Canadian Dollar versus the US Dollar, the increase in long-term fuel costs and labour costs, and increased construction costs at the Snap Lake Mine.*

7. *On 16 April 2007, De Beers concluded an agreement of sale in respect of its 50% interest in Gope Exploration Company which resulted in a profit of US$17 million.*

   In the prior year, De Beers Canada concluded the sale of its 42 per cent participating interest in the Fort a La Corne Joint Venture to Shore Gold Inc for C$180 million (US$155 million), of which tax amounting to US$50 million was attributable.

8. *Underlying earnings comprise net earnings attributable to shareholders adjusted for the effect of any special items and re-measurements, less any tax and minority interests. Special items include closure costs, exceptional legal provisions and profits and losses on disposals of assets. Re-measurements are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.*

9. *Cash has been offset against interest bearing debt.*

10. *On 22 November 2007 agreement was signed for the disposal of Cullinan Mine to the Petra Diamonds Cullinan Consortium for R1.030 billion. The balance sheet includes assets amounting to US$218 million and liabilities amounting to US$61 million in respect of this sale. Any gain or loss on this sale will be recognised once all conditions precedent have been fulfilled.*

Contacts:

De Beers London:
Lynette Gould   +44 20 7 430 3509/+44 (0) 7740 393260

De Beers South Africa
Tom Tweedy   +27 11 374 7173/+27 83 308 0083

De Beers Botswana
Chipo Morapedi   +267 361 5205/+267 7132 1889

Visit the official De Beers group website for more information on the Company and where you can view available b-roll and download a selection of images - ***www.debeersgroup.com*** .

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 7 February 2008, an independent company purchased 240,930 ordinary shares of the Company at prices between £28.11 and £29.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,026,014 ordinary shares, representing 8.32 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 6 February 2008, an independent company purchased 175,323 ordinary shares of the Company at prices between £27.08 and £28.97 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,785,084 ordinary shares, representing 8.30 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 5 February 2008, an independent company purchased 88,490 ordinary shares of the Company at prices between £28.16 and £28.65 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,609,761 ordinary shares, representing 8.29 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 31 January 2008, an independent company purchased 35,832 ordinary shares of the Company at prices between £26.21 and £26.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,521,271 ordinary shares, representing 8.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 February 2008

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 January 2008:

- it had 1,342,913,561 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 20,783,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,322,130,043.

The total voting rights figure (1,322,130,043) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Nick Jordan
Company Secretary
Anglo American plc
31 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 30 January 2008, an independent company purchased 101 588 ordinary shares of the Company at prices between £25.41 and £26.38 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,485,439 ordinary shares, representing 8.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 29 January 2008, an independent company purchased 95,211 ordinary shares of the Company at prices between £25.12 and £26.35 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,383,851 ordinary shares, representing 8.27 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 28 January 2008, an independent company purchased 195,545 ordinary shares of the Company at prices between £24.28 and £25.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,288,640 ordinary shares, representing 8.27 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 25 January 2008, an independent company purchased 49,754 ordinary shares of the Company at prices between £25.64 and £26.49 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,093,095 ordinary shares, representing 8.25 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 24 January 2008, an independent company purchased 179,108 ordinary shares of the Company at prices between £25.80 and £26.80 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 109,043,341 ordinary shares, representing 8.25 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 23 January 2008, an independent company purchased 311,496 ordinary shares of the Company at prices between £24.21 and £25.72 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 108,864,233 ordinary shares, representing 8.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 22 January 2008, an independent company purchased 353,063 ordinary shares of the Company at prices between £21.95 and £24.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 108,552,737 ordinary shares, representing 8.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 21 January 2008, an independent company purchased 274,742 ordinary shares of the Company at prices between £24.38 and £25.47 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 108,199,674 ordinary shares, representing 8.18 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 18 January 2008, an independent company purchased 208,566 ordinary shares of the Company at prices between £25.60 and £26.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,924,932 ordinary shares, representing 8.16 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 17 January 2008, an independent company purchased 246,198 ordinary shares of the Company at prices between £25.74 and £27.33 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,716,366 ordinary shares, representing 8.15 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 January 2008

K:\Min\Compsec\LSE\Buybacks from 21.12.07\SA 18.01.08.doc

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 16 January 2008, an independent company purchased 147,267 ordinary shares of the Company at prices between £27.33 and £28.43 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,470,168 ordinary shares, representing 8.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 15 January 2008, an independent company purchased 109,975 ordinary shares of the Company at prices between £29.12 and £29.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,322,901 ordinary shares, representing 8.12 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 14 January 2008, an independent company purchased 75,016 ordinary shares of the Company at prices between £28.57 and £29.63 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,212,926 ordinary shares, representing 8.11 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 11 January 2008, an independent company purchased 124,816 ordinary shares of the Company at prices between £27.71 and £28.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 107,137,910 ordinary shares, representing 8.10 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 January 2008

Marshall, Catherine

From: Hodges, Andy
Sent: 02 January 2008 16:28
To: Alison, Doug; 'info@bse.co.bw'; Mason-Gordon, Nicholas; Moodley, Treshen; 'rudolf.gut@ubs.com'; 'adhoc@swx.com'; 'info@nsx.com.na'; Dhenanath, Elisha; 'dawani.olatunde@ubs.com'; Hudson, Gary (UBS); 'fleur.brewer@ubs.com'; 'tanya.cunningham@ubs.com'; 'zachary.fond@ubs.com'; 'nonhlanhla.hlongwane@ubs.com'
Cc: Dean, Rene; Von Schirnding, Nick; Medori, Rene; Whitcutt, Peter; Norris, Linda; Wall, Juliet; Smailes, Doug; Jordan, Nicholas; Staines, Andrew; Charlton, Rebecca; Page, Natalie; Marshall, Catherine
Subject: Share buy back announcement for release on 3 January 2008
Attachments: SA 03.01.08.doc

Please find attached the buy back announcement for release at 7.00am UK time tomorrow.

Regards,

Andy

Anglo American plc
DD +44 (0)20 7968 8752 | Fax +44 (0)20 7968 8755 | Mob +44 (0)7738 648790
Anglo American plc | 20 Carlton House Terrace | London SW1Y 5AN | United Kingdom
Registered office as above | Registered in England and Wales under the Companies Act 1985 | Registered Number 3564138

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 2 January 2008, an independent company purchased 39,604 ordinary shares of the Company at prices between £30.47 and £31.06 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,396,012 ordinary shares, representing 8.05 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
3 January 2008

Today: 02-Jan-08

Date	Opening Balance	Total Daily Volume on JSE	Quantity Purchased	% Daily Volume	Daily Volume Limit	Average Purchase Price (R)	Daily Price limit (R)	Average Purchase Price (£)	Closing Balance	% Shares in Issue	Daily Market VWAP (R)	Cumulative Mkt VWAP (R)	Achieved VWAP (R)	Achieved Cumulative VWAP (£)	$2bn programme remaining ($)	$2bn programme completed ($)	Minimum price Traded (R)	Maximum price Traded (R)	Minimum price Traded (£)	Maximum price Traded (£)
25-Oct-07	-	1,945,106	265,489	13.65%	566,026	R 425.26	R 456.67	£31.40	265,489	0.02%	R 424.98	R 424.98	R 425.26	£31.40	$1,982,906,677	$17,093,323	R 422.90	R 429.36	£31.22	£31.70
26-Oct-07	265,489	2,010,614	349,900	17.40%	560,398	R 430.18	R 451.59	£32.01	615,389	0.05%	R 430.20	R 427.63	R 428.04	£31.75	$1,959,905,925	$40,094,075	R 425.51	R 435.64	£31.67	£32.42
29-Oct-07	615,389	2,114,375	365,000	17.26%	565,046	R 446.36	R 449.65	£33.21	980,389	0.07%	R 446.18	R 434.09	R 434.86	£32.29	$1,934,937,527	$65,062,473	R 441.00	R 451.00	£32.82	£33.56
30-Oct-07	980,389	2,417,243	417,209	17.26%	573,691	R 446.83	R 454.27	£32.88	1,397,598	0.11%	R 446.89	R 437.74	R 438.43	£32.47	$1,906,591,511	$93,408,489	R 442.51	R 451.50	£32.57	£33.23
31-Oct-07	1,397,598	3,387,002	452,800	13.37%	572,806	R 443.52	R 457.76	£32.65	1,850,398	0.14%	R 443.05	R 439.25	R 439.68	£32.51	$1,875,954,676	$124,045,324	R 339.39	R 449.20	£24.99	£33.07
01-Nov-07	1,850,398	2,798,132	517,000	18.48%	592,310	R 442.28	R 462.69	£32.42	2,367,398	0.18%	R 442.79	R 439.93	R 440.25	£32.49	$1,841,124,666	$158,875,334	R 433.03	R 454.00	£31.74	£33.28
02-Nov-07	2,367,398	3,291,755	563,546	17.12%	608,090	R 426.91	R 464.40	£31.10	2,930,944	0.22%	R 426.36	R 437.44	R 437.68	£32.23	$1,804,624,458	$195,375,542	R 420.50	R 433.23	£30.63	£31.56
05-Nov-07	2,930,944	2,055,726	332,181	16.16%	618,655	R 414.51	R 462.74	£30.21	3,263,125	0.25%	R 414.62	R 435.10	R 435.32	£32.02	$1,783,713,834	$216,286,166	R 408.07	R 422.00	£29.74	£30.76
06-Nov-07	3,263,125	1,902,492	356,399	18.73%	627,646	R 425.76	R 456.44	£31.33	3,619,524	0.27%	R 425.35	R 434.25	R 434.38	£31.95	$1,760,439,068	$239,560,932	R 420.15	R 429.69	£30.92	£31.63
07-Nov-07	3,619,524	4,419,295	627,000	14.19%	627,876	R 435.11	R 452.43	£31.96	4,246,524	0.32%	R 435.02	R 434.36	R 434.49	£31.95	$1,718,314,114	$281,685,886	R 429.01	R 436.50	£31.51	£32.21
08-Nov-07	4,246,524	10,609,547	215,269	2.03%	662,563	R 430.88	R 450.02	£31.50	4,461,793	0.34%	R 462.34	R 442.41	R 434.31	£31.93	$1,704,033,385	$295,966,615	R 421.50	R 450.00	£30.82	£32.90
09-Nov-07	4,461,793	8,672,019	-	0.00%	747,605	R 0.00	R 460.11	£0.00	4,461,793	0.34%	R 485.88	R 451.43	R 434.31	£31.93	$1,704,033,385	$295,966,615	R 0.00	R 0.00	£0.00	£0.00
12-Nov-07	4,461,793	3,501,670	122,000	3.48%	822,510	R 465.26	R 470.17	£33.36	4,583,793	0.35%	R 475.85	R 453.13	R 435.14	£31.97	$1,695,572,546	$304,427,454	R 459.14	R 470.00	£32.94	£33.72
13-Nov-07	4,583,793	3,177,470	552,229	17.38%	846,905	R 454.10	R 480.04	£32.36	5,136,022	0.39%	R 454.02	R 453.19	R 437.18	£32.01	$1,658,621,481	$341,378,519	R 448.45	R 466.00	£31.96	£33.35
14-Nov-07	5,136,022	2,353,058	423,015	17.98%	861,960	R 453.45	R 484.62	£32.73	5,559,037	0.42%	R 453.31	R 453.19	R 438.42	£32.07	$1,629,799,670	$370,200,330	R 447.51	R 461.01	£32.30	£33.27
15-Nov-07	5,559,037	3,089,961	539,675	17.47%	642,780	R 445.56	R 487.66	£32.46	6,098,712	0.46%	R 445.48	R 452.79	R 439.05	£32.10	$1,593,953,536	$406,046,464	R 437.90	R 457.00	£31.91	£33.30
16-Nov-07	6,098,712	2,258,780	375,996	16.65%	853,511	R 430.21	R 478.04	£31.35	6,474,708	0.49%	R 430.15	R 451.95	R 438.53	£32.06	$1,569,932,885	$430,067,115	R 424.99	R 437.00	£30.97	£31.84
19-Nov-07	6,474,708	3,721,419	665,000	17.87%	865,355	R 415.14	R 469.03	£30.22	7,139,708	0.54%	R 415.11	R 449.83	R 436.36	£31.89	$1,528,716,298	$471,283,702	R 406.05	R 427.44	£29.56	£31.12
20-Nov-07	7,139,708	5,677,361	825,000	14.53%	876,039	R 400.20	R 457.48	£28.88	7,964,708	0.60%	R 399.74	R 445.79	R 432.61	£31.58	$1,479,588,877	$520,411,123	R 388.77	R 408.08	£28.05	£29.45
21-Nov-07	7,964,708	2,752,686	474,469	17.24%	913,094	R 405.10	R 448.15	£28.88	8,439,177	0.64%	R 404.78	R 444.25	R 431.06	£31.42	$1,451,443,146	$548,556,854	R 400.00	R 408.50	£28.51	£29.12
22-Nov-07	8,439,177	3,581,191	583,334	16.29%	914,447	R 395.45	R 438.96	£28.23	9,022,511	0.68%	R 395.32	R 441.96	R 428.76	£31.22	$1,417,465,959	$582,534,041	R 385.52	R 402.00	£27.52	£28.70
23-Nov-07	9,022,511	3,967,576	559,634	14.11%	934,896	R 411.94	R 430.45	£29.37	9,582,145	0.72%	R 411.19	R 440.45	R 427.78	£31.11	$1,383,657,022	$616,342,978	R 398.00	R 421.73	£28.38	£30.07
26-Nov-07	9,582,145	2,705,494	182,407	6.74%	959,360	R 422.45	R 428.51	£30.09	9,764,552	0.74%	R 424.47	R 439.93	R 427.68	£31.09	$1,372,294,001	$627,705,999	R 416.14	R 426.50	£29.64	£30.52
27-Nov-07	9,764,552	2,192,268	250,373	11.42%	966,749	R 413.66	R 430.30	£28.61	10,014,925	0.76%	R 413.43	R 439.25	R 427.33	£31.03	$1,357,472,702	$642,527,298	R 409.01	R 418.20	£28.29	£28.93
28-Nov-07	10,014,925	3,127,255	300,493	9.61%	963,937	R 401.03	R 431.34	£27.67	10,315,418	0.78%	R 401.42	R 437.92	R 426.56	£30.94	$1,340,212,438	$659,787,562	R 391.50	R 408.01	£27.20	£28.35
29-Nov-07	10,315,418	3,290,772	300,717	9.14%	980,690	R 424.00	R 432.11	£29.67	10,616,135	0.80%	R 423.96	R 437.42	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 416.05	R 428.10	£29.48	£30.16
30-Nov-07	10,616,135	3,692,675	-	0.00%	986,848	R 0.00	R 438.73	£0.00	10,616,135	0.80%	R 451.44	R 437.96	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
03-Dec-07	10,616,135	1,866,968	-	0.00%	971,659	R 0.00	R 445.71	£0.00	10,616,135	0.80%	R 453.79	R 438.27	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
04-Dec-07	10,616,135	1,595,624	-	0.00%	969,500	R 0.00	R 453.39	£0.00	10,616,135	0.80%	R 440.49	R 438.30	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
05-Dec-07	10,616,135	1,818,581	-	0.00%	965,867	R 0.00	R 459.48	£0.00	10,616,135	0.80%	R 444.34	R 438.40	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
06-Dec-07	10,616,135	1,784,731	-	0.00%	930,633	R 0.00	R 467.62	£0.00	10,616,135	0.80%	R 447.06	R 438.55	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
07-Dec-07	10,616,135	2,534,170	-	0.00%	820,323	R 0.00	R 471.63	£0.00	10,616,135	0.80%	R 464.44	R 439.17	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
10-Dec-07	10,616,135	1,210,132	-	0.00%	731,100	R 0.00	R 472.47	£0.00	10,616,135	0.80%	R 465.90	R 439.48	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
11-Dec-07	10,616,135	1,613,260	-	0.00%	702,455	R 0.00	R 475.60	£0.00	10,616,135	0.80%	R 462.53	R 439.82	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
12-Dec-07	10,616,135	1,271,738	-	0.00%	682,903	R 0.00	R 480.09	£0.00	10,616,135	0.80%	R 452.72	R 439.97	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
13-Dec-07	10,616,135	1,636,290	-	0.00%	669,386	R 0.00	R 481.53	£0.00	10,616,135	0.80%	R 444.85	R 440.04	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
14-Dec-07	10,616,135	2,738,961	-	0.00%	651,240	R 0.00	R 479.20	£0.00	10,616,135	0.80%	R 426.02	R 439.71	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
18-Dec-07	10,616,135	2,333,512	-	0.00%	657,243	R 0.00	R 470.77	£0.00	10,616,135	0.80%	R 409.25	R 439.09	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
19-Dec-07	10,616,135	2,220,796	-	0.00%	639,894	R 0.00	R 459.67	£0.00	10,616,135	0.80%	R 405.09	R 436.45	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
20-Dec-07	10,616,135	5,741,086	-	0.00%	596,687	R 0.00	R 448.04	£0.00	10,616,135	0.80%	R 403.73	R 436.84	R 426.49	£30.91	$1,321,691,997	$678,308,003	R 0.00	R 0.00	£0.00	£0.00
21-Dec-07	10,616,135	1,861,921	72,500	3.89%	634,042	R 414.34	R 436.49	£29.80	10,688,635	0.81%	R 413.78	R 436.50	R 426.41	£30.90	$1,317,408,631	$682,593,369	R 412.00	R 416.50	£29.63	£29.95
24-Dec-07	10,688,635	1,192,183	45,000	3.77%	612,551	R 421.37	R 432.18	£30.42	10,733,635	0.81%	R 421.32	R 436.36	R 426.39	£30.90	$1,314,691,949	$685,308,051	R 420.00	R 424.00	£30.32	£30.61
27-Dec-07	10,733,635	1,210,026	57,858	4.78%	577,858	R 426.62	R 433.15	£31.03	10,791,493	0.82%	R 426.50	R 436.27	R 426.39	£30.90	$1,311,118,649	$688,881,351	R 423.40	R 429.54	£30.80	£31.24
28-Dec-07	10,791,493	623,691	26,665	4.27%	559,166	R 422.50	R 434.81	£31.00	10,818,158	0.82%	R 422.36	R 436.20	R 426.36	£30.90	$1,309,465,467	$690,534,533	R 420.00	R 425.47	£30.82	£31.22
31-Dec-07	10,818,158	634,775	30,060	4.74%	539,560	R 416.35	R 438.70	£30.48	10,848,218	0.82%	R 416.30	R 436.10	R 426.35	£30.90	$1,307,627,339	$692,372,661	R 415.02	R 422.00	£30.38	£30.90
02-Jan-08	10,848,218	730,624	39,604	5.42%	508,404	R 418.91	R 441.84	£30.91	10,887,822	0.82%	R 418.76	R 436.00	R 426.32	£30.90	$1,305,199,737	$694,800,263	R 413.00	R 420.99	£30.47	£31.06

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 2 January 2008, an independent company purchased 39,604 ordinary shares of the Company at prices between £30.47 and £31.06 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,396,012 ordinary shares, representing 8.05 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
3 January 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 28 December 2007, an independent company purchased 26,665 ordinary shares of the Company at prices between £30.82 and £31.22 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,326,348 ordinary shares, representing 8.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 December 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 27 December 2007, an independent company purchased 57,858 ordinary shares of the Company at prices between £30.80 and £31.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,299,683 ordinary shares, representing 8.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 December 2007

END